UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)

Invitel Holdings A/S

(formerly Hungarian Telephone and Cable Corp.)

 (Name of Issuer)

Ordinary Shares, par value €0.01 per share
 (Title of Class of Securities)

K49769 100

 (CUSIP Number)

Lawrence H. Guffey The Blackstone Group 40 Berkeley Square London W1J 5AL, U.K. +44 20 7451 4000	Andrew Sillitoe Apax Partners LLP 33 Jermyn Street London SW1Y 6DN, U.K. +44 20 7872 6300	Ola Nordquist Permira Advisers KB Birger Jarlsgatan 12 114 34 Stockholm Sweden +46 8503 122 00

Oliver Haarmann Kohlberg Kravis Roberts & Co. Ltd. 7 Carlton Gardens London SW1Y 5AD, U.K. +44 20 7839 9800	Gustavo Schwed Providence Equity LLP (formerly “Providence Equity Partners Limited”) 78 Brook Street London W1K 5EF, U.K. +44 20 7514 8800

Copy To:

Michael Wolfson, Esq.
Simpson Thacher & Bartlett LLP
CityPoint
One Ropemaker Street
London EC2Y 9HU, U.K.
+44 20 7275 6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

This Amendment No. 9 to the Schedule 13D of Nordic Telephone Company ApS  (“NTC”) and the other joint filing persons as described therein amends and supplements the Schedule 13D filed by NTC on January 25, 2006, as amended prior to this Amendment No. 9 (collectively, the “Schedule 13D”).  The Schedule 13D was previously filed by NTC with respect to its beneficial ownership of common stock, par value $.001 per share, of Hungarian Telephone and Cable Corp. (“HTCC”).  Invitel Holdings A/S is the successor, pursuant to a merger and related transactions, to HTCC in accordance with Rule 12g-3 under the Securities Exchange Act of 1934, as amended.  Therefore, the Schedule 13D, as amended by this Amendment No. 9, now relates to the beneficial ownership by NTC of the ordinary shares, par value €0.01 per share (the “Ordinary Shares”), and the American depositary shares, each representing one Ordinary Share (the “ADSs” and, together with the Ordinary Shares, the “Shares”), of Invitel Holdings A/S (“the Issuer”). Capitalized terms used but not otherwise defined in this document have the meanings assigned to them in the Schedule 13D.

Neither the filing of this Amendment No. 9 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that any such person is the beneficial owner of any of the shares of the Issuer referred to herein for the purposes of Section 13(d) of the Securities Exchange Act 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

“TDC regards its 64.6% holding in the Issuer as a non-core business. In June 2008, a review of the strategic alternatives for the Issuer was initiated. The review, which may have resulted in a divestment of TDC’s holding, was however suspended in light of the negative macro-economic development in Hungary and in the rest of Eastern Europe as well as the desire to redomicile the Issuer. TDC has throughout this process engaged and expects to continue to engage from time to time in discussions and negotiations with third parties with respect to a potential divestiture and other alternative transactions. However, no assurances can currently be given as to the form, terms or timing of any such transaction. The aforementioned redomiciliation process has been finalized and it is TDC’s intention to divest its 64.6% holding in one or more transactions. Accordingly, the Issuer’s operations are reclassified as “Discontinued Operations” in TDC’s consolidated financial statements.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2009

NORDIC TELEPHONE COMPANY APS
By:	/s/ Andrew Sillitoe

Andrew Sillitoe
Director

By:	/s/ Oliver Haarmann

Oliver Haarmann
Director

By:	/s/ Gustavo Schwed

Gustavo Schwed
Director

By:	/s/ Lawrence H. Guffey

Lawrence H. Guffey
Director

By:	/s/ Kurt Björklund

Kurt Björklund
Director

NORDIC TELEPHONE COMPANY INVESTMENT APS
By:	/s/ Andrew Sillitoe

Andrew Sillitoe
Director

By:	/s/ Oliver Haarmann

Oliver Haarmann
Director

By:	/s/ Gustavo Schwed

Gustavo Schwed
Director

By:	/s/ Lawrence H. Guffey

Lawrence H. Guffey
Director

By:	/s/ Kurt Björklund

Kurt Björklund
Director

For and on behalf of Apax Partners Europe Managers Ltd. as Manager of Apax Europe VI-A, L.P.

By:	/s/ Andrew Sillitoe

Andrew Sillitoe
Authorized Person

For and on behalf of Apax Partners Europe Managers Ltd. as Manager of Apax Europe VI-1 L.P.

By:	/s/ Andrew Sillitoe

Andrew Sillitoe
Authorized Person

For and on behalf of Apax Europe VI GP, Co. Ltd. as general partner of Apax Europe VI GP, L.P. Inc.

By:	/s/ Denise Fallaize

Denise Fallaize
Authorized Person

For and on behalf of Apax Europe VI GP, Co. Ltd.

By:	/s/ Denise Fallaize

Denise Fallaize
Authorized Person

For and on behalf of Apax Partners Europe Managers Ltd.

By:	/s/ Andrew Sillitoe

Andrew Sillitoe
Authorized Person

For and on behalf of

Apax Angel Syndication Partners (Cayman) GP Ltd acting in its capacity as general partner of

Apax Angel Syndication Partners (Cayman) L.P.

By:	/s/ Mark Cook

Mark Cook
Authorized Signatory

Apax Angel Syndication Partners (Cayman) GP Ltd

By:	/s/ Mark Cook

Mark Cook
Authorized Signatory

Blackstone NSS Communications Partners (Cayman) L.P.

By Blackstone Communications Management Associates (Cayman) L.P., its General Partner

By Blackstone Communications GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Manager

Blackstone Family Communications Partnership (Cayman) L.P.

By Blackstone Communications GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Manager

Blackstone Capital Partners (Cayman) IV L.P.

By Blackstone Management Associates (Cayman) IV L.P., its General Partner

By BCP IV GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Manager

Blackstone Capital Partners (Cayman) IV-A L.P.

By Blackstone Management Associates (Cayman) IV L.P., its General Partner

By BCP IV GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Manager

Blackstone Family Investment Partnership (Cayman) IV-A L.P.

By BCP IV GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Manager

Blackstone Participation Partnership (Cayman) IV L.P.

By BCP IV GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Authorized Person

Blackstone Communications Management Associates (Cayman) L.P.

By Blackstone Communications GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Manager

Blackstone Management Associates (Cayman) IV L.P.

By BCP IV GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Manager

Blackstone FI Communications Associates (Cayman) Ltd.

By:	/s/ Robert L. Friedman

Robert L. Friedman
Director

Blackstone LR Associates (Cayman) IV Ltd.

By:	/s/ Robert L. Friedman

Robert L. Friedman
Director

/s/ Stephen A. Schwarzman

Stephen A. Schwarzman

Signed by for and on behalf of

KKR Millennium Fund (Overseas), Limited Partnership

By: KKR Associates Millennium (Overseas), Limited Partnership, its general partner

By: KKR Millennium Limited, its general partner

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR Associates Millennium (Overseas), Limited Partnership

By: KKR Millennium Limited, its general partner

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR Millennium Limited

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR European Fund II, Limited Partnership

By: KKR Associates Europe II, Limited Partnership, its general partner

By: KKR Europe II Limited, its general partner

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR Associates Europe II, Limited Partnership

By: KKR Europe II Limited, its general partner

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR Europe II Limited

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR Partners (International) Limited Partnership

By: KKR 1996 Overseas Limited

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR 1996 Overseas Limited

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
general partner of Permira Europe III L.P. 1)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
general partner of Permira Europe III L.P. 2)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
managing limited partner of Permira Europe III GmbH & Co. KG	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Nominees Limited as nominee for	)	Alternate Director
Permira Investments Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited as administrator of	)	Alternate Director
Permira Europe III Co-investment Scheme	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P.	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited	)	Alternate Director

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Holdings Limited	)	Alternate Director

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe II Managers L.P. as	)	Alternate Director
general partner of Permira Europe II L.P. 1,	)
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe II Managers L.P. as	)	Alternate Director
general partner of Permira Europe II L.P. 2)
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe II Managers L.P. as	)	Alternate Director
managing general partner of	)
Permira Europe II C.V. 3)
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe II Managers L.P. as	)	Alternate Director
managing general partner of	)
Permira Europe II C.V. 4)
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira (Europe) Limited as manager of	)	Alternate Director
Permira Europe II Co-investment Scheme	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
SV (Nominees) Limited as nominee for	)	Alternate Director
Schroder Ventures Investments Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe II Managers L.P.	)	Alternate Director
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira (Europe) Limited Alternate Director	)	Alternate Director

PROVIDENCE EQUITY OFFSHORE PARTNERS V L.P.

By: Providence Equity Offshore GP V L.P., the General Partner

By: Providence Equity Partners (Cayman) V Ltd., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY OFFSHORE GP V L.P.

By: Providence Equity Partners (Cayman) V Ltd., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY PARTNERS (CAYMAN) V LTD.

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY OFFSHORE PARTNERS IV L.P.

By: Providence Equity Offshore GP IV L.P., the General Partner

By: Providence Equity Partners (Cayman) IV Ltd., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY OFFSHORE GP IV L.P.

By: Providence Equity Partners (Cayman) IV Ltd., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY PARTNERS (CAYMAN) IV LTD.

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY OPERATING PARTNERS IV L.P.

By: Providence Equity GP IV L.P., the General Partner

By: Providence Equity Partners IV L.L.C., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Signatory

PROVIDENCE EQUITY GP IV L.P.

By: Providence Equity Partners IV L.L.C., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Signatory

PROVIDENCE EQUITY PARTNERS IV L.L.C.

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Signatory

PROVIDENCE SYNDICATION PARTNERS (CAYMAN) L.P.

By: Providence Syndication Partners (Cayman) GP, Ltd., its general partner

By:	/s/ Jonathan M. Nelson

Jonathan M. Nelson
Authorized Signatory

PROVIDENCE SYNDICATION PARTNERS (CAYMAN) GP, LTD.

By:	/s/ Jonathan M. Nelson

Jonathan M. Nelson
Authorized Signatory

By:	/s/ Paul J. Salem

Paul J. Salem

By:	/s/ Jonathan M. Nelson

Jonathan M. Nelson

By:	/s/ Glenn M. Creamer

Glenn M. Creamer